SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                      Parque Eolico De Ascoy, S.A.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                          Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Parque Eolico De Ascoy, S.A., a corporation organized under the laws of Spain ("Ascoy"), that Ascoy is, and claims status as, a foreign utility company ("FUCO") within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Parque Eolico De Ascoy, S.A.
("Ascoy"), C/Rector Lostau 16,6, Murcia, Spain.

     Ascoy owns and operates 6 megawatts of electric wind generation assets in Spain. Its assets are located in southeastern Spain in the municipality of Cieza in Murcia Province, and supply electricity to Iberdrola, the regional electric utility.

     Ascoy has an authorized share capital of 215 million Spanish Pesetas, of which 43,000 shares, with a par value per share of 5000 Pesetas, are issued and outstanding. Construcciones y Representaciones Industriales S.A., a FUCO incorporated in Spain, 95% of whose share capital is owned by Cinergy Hydro B.V. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 8,385 shares, representing approximately 19.5% of the issued share capital of Ascoy. The remaining 80.5% of the issued share capital of Ascoy is owned by five shareholders, as follows:

     Elecdey, SL                                  17,630 shares (41%)
     Nuevos Riegos el Progreso, SA                 4,300 shares (10%)
     IDAE
        (Instituto para la Diversificacion
          y Ahorro De la Energia)                  7,955 shares (18.5%)
     Invercartera (Caixa Catalunya group)          4,515 shares (10.5%)
     Pedro Soler Dolera                              215 shares (0.5%)

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Ascoy: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Ascoy, nor is any such investment or contractual relationship contemplated.

                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:

                                             CINERGY CORP.


                                             By: /s/William L. Sheafer
                                                Vice President & Treasurer

Dated:  March 11, 1999